eLEC COMMUNICATIONS CORP.
                          75 South Broadway, Suite 302
                          White Plains, New York 10601


                                                        June 1, 2005


Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Larry Spirgel (Fax - 202-772-9206)


                        Re:   eLEC Communications Corp.
                              Registration Statement on Form SB-2
                              File No. 333-123696
                              -------------------

Ladies and Gentlemen:

      eLEC Communications Corp. (the "Company") hereby requests that the effectiveness of its Registration Statement on Form SB-2, File No. 333-123696 (the "Registration Statement" ), be accelerated so that the Registration Statement will become effective by 10:00 a.m., New York City time, on Friday, June 3, 2005, or as soon thereafter as is practicable.

      In connection with this request, the Company hereby acknowledges that:

            1. should the Securities and Exchange Commission (the "Commission") or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission shall not be foreclosed from taking any action with respect to the Registration Statement;

            2. the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

            3. the Company may not assert the acceleration of the effectiveness of the Registration Statement pursuant to this request as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please notify Eric M. Hellige of Pryor Cashman Sherman & Flynn LLP at 212-326-0846 when the Registration Statement is declared effective.

                                             Very truly yours,

                                             eLEC COMMUNICATIONS CORP.

                                             By:  /s/Paul H. Riss
                                                  ------------------------------
                                                  Name: Paul H. Riss
                                                  Title: Chief Executive Officer